Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-205644

PROSPECTUS SUPPLEMENT NO. 8

(TO PROSPECTUS DATED JULY 16, 2015)

INSITE VISION INCORPORATED

3,464,456 Shares of Common Stock

This Prospectus Supplement No. 8 supplements our Prospectus, dated July 16, 2015, and relates to the resale by the selling stockholders identified in the Prospectus of up to an aggregate of 3,464,456 shares of our common stock issuable upon the exercise of outstanding warrants. The warrants were issued and sold to the selling stockholders in a private placement in April 2015.

Attached hereto and incorporated by reference herein is our Current Report on Form 8-K, as filed with the Securities and Exchange Commission on September 4, 2015.

The information contained herein, including the information attached hereto, supplements and supersedes, in part, the information contained in the Prospectus and in Prospectus Supplement No. 1, dated August 11, 2015, Prospectus Supplement No. 2, dated August 13, 2015, Prospectus Supplement No. 3, dated August 19, 2015, Prospectus Supplement No. 4, dated August 21, 2015, Prospectus Supplement No. 5, dated August 27, 2015, Prospectus Supplement No. 6, dated September 3, 2015, and Prospectus Supplement No. 7, dated September 3, 2015 (the “Prospectus Supplements”). This Prospectus Supplement No. 8 should be read in conjunction with the Prospectus and the Prospectus Supplements and is qualified in its entirety by reference to the Prospectus and the Prospectus Supplements, except to the extent that the information in this Prospectus Supplement No. 8 supersedes the information contained in the Prospectus and the Prospectus Supplements.

Our common stock is quoted on the OTC Bulletin Board under the symbol “INSV.” On September 4, 2015, the closing bid price per share of our common stock was $0.34 per share.

Our business and an investment in our securities involve significant risks. You should read the section entitled “Risk Factors” beginning on page 3 of this prospectus and the risk factors incorporated by reference in this prospectus as described in that section before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 8, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 4, 2015

INSITE VISION INCORPORATED

(Exact Name of registrant as specified in its charter)

Delaware	000-22332	94-3015807
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

965 Atlantic Ave. Alameda, California	94501
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 510-865-8800

Not applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

On September 4, 2015, InSite Vision Incorporated, a Delaware corporation, issued a press release, a copy of which is attached as Exhibit 99.1 to this Form 8-K and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Press Release, dated September 4, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 4, 2015	INSITE VISION INCORPORATED

	By:	/s/ Louis Drapeau
Louis Drapeau
Vice President and Chief Financial Officer

Exhibit Index

Exhibit Number	Description

99.1	Press Release, dated September 4, 2015.

Exhibit 99.1

InSite Vision Determines that an Unsolicited Offer from a Global

Pharmaceutical Company to Acquire InSite for $0.35 per Share in Cash

Constitutes a “Company Superior Proposal”

Bidder Favorably Concludes Due Diligence on Recent BromSite™ Patent Lawsuit

ALAMEDA, Calif. – September 4, 2015 – InSite Vision Inc. (OTCBB: INSV) today announced that InSite’s Board of Directors has determined that the previously announced unsolicited offer from a global pharmaceutical company (the “Bidder”) to acquire all outstanding shares of InSite Vision common stock at $0.35 per share in an all-cash transaction constitutes a “Company Superior Proposal” as defined in InSite’s previously announced definitive agreement with QLT Inc. dated as of August 26, 2015 (NASDAQ: QLTI) (TSX: QLT).

Under the terms of the QLT merger agreement, QLT would acquire InSite in a primarily all-stock transaction in which shareholders of InSite will receive 0.078 QLT shares for each InSite Vision share they hold, subject to a collar arrangement that would limit the minimum value payable for each share to $0.25, with a maximum value payable for each share of $0.30.

After the Bidder had favorably concluded its independent due diligence regarding the recently filed BromSite™ patent lawsuit, InSite Vision convened a special board meeting on Friday, September 4, 2015 in which the InSite Board of Directors determined, in good faith and after consultation with its independent financial and legal advisors, that the Bidder’s unsolicited offer of $0.35 per share in cash is a Company Superior Proposal, as such term is defined in the QLT merger agreement. The Bidder supplemented its proposal with a definitive merger agreement and definitive loan documents that the Bidder has indicated it is prepared to execute upon InSite’s termination of the QLT merger agreement.

InSite has notified QLT of the InSite Board of Directors’ determination and will engage in discussions with the Bidder. InSite is required, and intends to, negotiate in good faith with QLT until 5:00 p.m. Pacific Time on Thursday, September 10, 2015 (the “Negotiation Period”) to allow QLT the opportunity to amend its merger agreement such that the Bidder’s proposal will no longer constitute a Company Superior Proposal. InSite is not permitted to enter into the Bidder’s merger agreement or to change its recommendation in favor of the QLT transaction unless, at the end of the Negotiation Period, the InSite Vision Board of Directors has determined that the Bidder’s offer continues to be a Company Superior Proposal. The Bidder has stated that its offer will remain outstanding until the expiration of the Negotiation Period and any additional days thereafter necessary for the Bidder and InSite to enter into the definitive agreements provided by the Bidder.

Under the QLT merger agreement, InSite would be required to pay a $2,667,000 termination fee to QLT if the InSite Board of Directors terminates the QLT merger agreement in favor of an agreement with the Bidder. The Bidder has agreed to pay the termination fee to QLT on InSite’s behalf in such event. InSite would be required to repay the Bidder for the QLT termination fee under specified circumstances in which InSite would be required to pay a termination fee to the Bidder in connection with a termination of the Bidder’s merger agreement.

At this time, InSite remains subject to the QLT merger agreement and the InSite Board of Directors has not changed its recommendation in support of the QLT transaction, the existing QLT merger agreement, or its recommendation that InSite’s stockholders adopt the QLT merger agreement. There can be no assurance that a transaction with the Bidder will result from the Bidder’s offer, or that any other transaction will be consummated. There can be no assurance that QLT will seek to negotiate with InSite or will make a revised offer.

Guggenheim Securities, LLC is acting as financial advisor to InSite Vision, Roth Capital Partners provided an independent fairness opinion concerning the original QLT merger agreement, and Jones Day is acting as legal advisor to InSite Vision.

About InSite Vision

InSite is advancing new specialty ophthalmologic products for treatment of diseases affecting the front and back of the eye. The company has two commercial products based on its innovative DuraSite® platform approved for the treatment of bacterial eye infections, AzaSite® (azithromycin ophthalmic solution) 1%, marketed in the U.S. by Akorn, Inc., and Besivance® (besifloxacin ophthalmic suspension) 0.6%, marketed by Bausch & Lomb, a wholly owned subsidiary of Valeant Pharmaceuticals International. InSite has a proprietary portfolio of clinical-stage product candidates, and has filed an NDA for BromSite™ (0.075% bromfenac) for the treatment of inflammation and prevention of pain associated with cataract surgery. InSite currently plans to file an NDA with the FDA in 2017 for the commercial approval by the U.S. Food and Drug Administration (FDA) of DexaSite™ for the treatment of blepharitis. InSite’s AzaSite Plus™ is advancing through Phase 3 clinical studies for the treatment of eye infections, and ISV-101 is in Phase 1/2 clinical development for dry-eye disease and inflammation. For further information on InSite, please visit www.insitevision.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Additional Information

In connection with the proposed merger of InSite Vision and QLT, QLT filed with the U.S. Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 that includes a preliminary proxy statement of InSite Vision and that also constitutes a preliminary prospectus of QLT (the Form S-4). The Form S-4 has not yet been declared effective by the SEC and is not complete and will be further amended. InSite Vision plans to mail the definitive proxy statement/prospectus to its stockholders when it becomes available. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the definitive proxy statement/ prospectus (when available) and other documents filed with the SEC by QLT or InSite through the website maintained by the SEC at http://www.sec.gov and, in QLT’s case, also on the System for Electronic Document Analysis Retrieval (SEDAR) website maintained by the Canadian Securities Administrators at www.sedar.com. Copies of the documents filed with the SEC by InSite will be available free of charge on InSite’s website at www.InSiteVision.com or by contacting InSite at 510-747-1220.

Participants in the Merger Solicitation

QLT, InSite Vision, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction between InSite Vision and QLT. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the QLT and InSite Vision shareholders in connection with the proposed merger of InSite Vision with QLT and a description of their direct and indirect interests, by security holdings or otherwise, are set forth in the preliminary proxy statement/prospectus that has been filed with the SEC. Information about the directors and executive officers of QLT is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 30, 2015. Information about the directors and executive officers of InSite Vision is set forth in its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on February 19, 2015.

Cautionary Statements Related to Forward-Looking Statements

Statements in this document that are not strictly historical, including statements regarding the potential terms of a transaction with the Bidder, negotiations with QLT, the status of InSite’s proposed merger with QLT and other statements contained herein may be “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which InSite Vision operates; that the unsolicited proposal from the Bidder may not result in a definitive agreement for an alternative transaction or an amended transaction with QLT; InSite and QLT’s ability to satisfy conditions in the QLT merger agreement and consummate a merger on the anticipated timeline or at all if the QLT merger remains in place; InSite and the Bidder’s ability to satisfy conditions in the Bidder’s proposed merger agreement and consummate a merger on the anticipated timeline or at all if InSite enters into a definitive merger agreement with the Bidder. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in (i) InSite Vision’s SEC filings, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 under the caption “Risk Factors” and elsewhere in such reports; and (ii) QLT’s SEC filings, including its Annual Report on Form 10-K (as amended) for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 under the caption “Risk Factors” and elsewhere in such reports. The forward-looking statements made herein speak only as of the date hereof and InSite Vision nor any of its affiliates assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

AzaSite®, DuraSite® and DuraSite® 2 are registered trademarks of InSite Vision Incorporated.

AzaSite Xtra™, AzaSite Plus™, BromSite™, DexaSite™ and BromDex™ are trademarks of InSite Vision Incorporated.

Besivance® is a registered trademark of Bausch + Lomb Incorporated.

InSite Vision

Louis Drapeau, 510-747-1220

Chief Financial Officer

mail@insite.com

or

Media/Investor Inquiries

BCC Partners

Karen L. Bergman, 650-575-1509

Susan Pietropaolo, 845-638-6290

cell: 201-923-2049